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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Brittany Ebbertt Kathleen Collins Alexandra Barone Larry Spirgel

Re:	Tremor International Ltd. Registration Statement on Form F-1 Submitted May 24, 2021 CIK No. 0001849396

Ladies and Gentlemen:

On behalf of Tremor International Ltd. (the “Company”), we are hereby filing an Amendment No. 1 to the Registration Statement on Form F-1 (“Amendment No. 1”) with the U.S. Securities and Exchange Commission (the “Commission”). The Company previously filed the Registration Statement on Form F-1 on May 24, 2021 (“Registration Statement”). Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on June 2, 2021 from the staff of the Commission (the “Staff”). For your convenience, we are also providing a copy of Amendment No. 1, which has been marked to show changes from the Registration Statement, as well as a copy of this letter.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, European lawyers or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

June 4, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Prospectus Summary, page 1

1.

We note your revised disclosures in response to prior comment 3 where you discuss the growth in both Video and CTV revenue for the six months ended June 30, 2020 compared to the six months ended December 31, 2020. As CTV revenue is a subset of Total Video revenue, please revise to indicate as such and to discuss the increase in Total Video revenue separately from CTV revenue for each half of fiscal 2020. Similar revisions should be made elsewhere where you include these disclosures.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 2, 60 and 87 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies, Judgments and Estimates, page 61

2.

Please revise to clearly state that beginning in fiscal 2020 you determined that you operated as an agent with respect to your Programmatic activity and therefore present revenue on a net basis. Also, we note your disclosures on page ii where you state “[i]n order to improve comparability and provide a more meaningful basis for comparison of our financial results, this prospectus includes certain unaudited, as adjusted (non-IFRS) revenue information solely for the year ended December 31, 2019 that give effect to the revenue recognition changes noted above as if such changes were applied on January 1, 2019. This as adjusted (non-IFRS) revenue information will not be provided for any period subsequent to the year ended December 31, 2019.” Please revise to include similar language in the introductory paragraph to the reconciliation table on page 63.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 64 and 65 of Amendment No. 1.

Key Performance Indicators and Other Operating Metrics, page 79

3.

We note your measure of “average contribution ex-TAC per active customer.” Please tell us what is meant by “average” contribution or revise as necessary. Also, revise to include the comparable IFRS measure of gross profit per active customer here and wherever else you discuss this measure. Refer to Question 102.10 of the non-GAAP C&DIs.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 61, 62 and 81 of Amendment No. 1 to remove “average” and explain the calculation. Further, the Company has added the measure of gross profit per active customer in the relevant sections.

June 4, 2021

4.	Please revise your reference to “net revenue retention rate” in the table to refer to the correct measure of contribution ex-TAC retention rate.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 81 of Amendment No. 1.

Business, page 84

5.

We note your revised disclosures in response to comment 1. Please tell us the actual number of publishers at March 31, 2021. Also, revise to include the actual active publisher count in this filing for each period presented. In this regard, while you state in your response to comment 3 in your April 13, 2021 letter that you believe providing an approximate figure is more appropriate since this number can fluctuate over time, considering you rely on publishers in order to conduct your business, it would seem that the actual publisher count is important to an understanding of your business.

Response:    The Company respectfully acknowledges the Staff’s comment and has included the actual number of publishers for each period on page 81 of Amendment No. 1.

Description of American Depositary Shares Governing Law/Waiver of Jury Trial, page 135

6.

We note your disclosure that the deposit agreement includes a waiver of jury trial provision and an exclusive forum provision. Please include a risk factor addressing the impact of these provisions of this deposit agreement on the rights of ADS holders.

Response:    The Company respectfully acknowledges the Staff’s comment and has two risk factors covering each of these points on pages 49 and 50 of Amendment No. 1.

* * *

June 4, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.4669 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Ryan Benedict

Ryan Benedict of LATHAM & WATKINS LLP

cc:	Ofer Druker, Tremor International Ltd.

Sagi Niri, Tremor International Ltd.

Josh Kiernan, Latham & Watkins LLP

Tuvia Geffen, Naschitz, Brandes, Amir & Co., Advocates